UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: M&T Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 Light Street
(No. and Street)

| Baltimore | MD | 21202 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Tanya Petrus | (716)651-4761 | tfish@mtb.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

| 726 Exchange Street | Buffalo | NY | 14210 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| October 20, 2003 | 238 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, _Tanya Petrus_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _M&T Securities, Inc._____, as of _2/26_____, 2 _025_ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ELICIA A MIELCAREK
NOTARY PUBLIC STATE OF NEW YORK
ERIE COUNTY
LIC. #01MI0005791
COMM. EXP. 04/18/20 _27_

Signature:

Title:
FinOp

Notary Public

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- □ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- □ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- □ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- □ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- □ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- □ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- □ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- □ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- □ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- □ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- □ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- □ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- □ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- □ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- □ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# M&T SECURITIES, INC.

Financial Statements and Supplemental Schedules
December 31, 2024

**M&T SECURITIES, INC.**
**Index to Financial Statements**
**December 31, 2024**



**Report of Independent Registered Public Accounting Firm**

To the Board of Directors and Shareholder
of M&T Securities, Inc.

*Opinion on the Financial Statement – Statement of Financial Condition*

We have audited the accompanying statement of financial condition of M&T Securities, Inc. (the "Company") as of December 31, 2024, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

*Basis for Opinion*

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*Supplemental Information*

The accompanying Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2024 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of

PricewaterhouseCoopers LLP, 726 Exchange Street, Buffalo, NY 14210 T: (716) 856 4650, www.pwc.com/us



1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statement as a whole.

*PricewaterhouseCoopers LLP*

Buffalo, New York
February 26, 2025

We have served as the Company's auditor since at least 1987. We have not been able to determine the specific year we began serving as auditor of the Company.

## M&T SECURITIES, INC.
### Statement of Financial Condition
### December 31, 2024
(Dollars in thousands)

Assets:

| | | |
|---|---|---:|
| Cash on deposit with M&T Bank | $ | 433 |
| Money market mutual funds, at fair value | | 58,800 |
| Receivable from broker | | 3,816 |
| Receivable from corporate underwriting | | 1,395 |
| Deferred income taxes | | 290 |
| Other assets | | 507 |
| Total assets | $ | 65,241 |

Liabilities:

| | |
|---|---:|
| Due to M&T Bank | 142 |
| Current income taxes payable to M&T Bank | 237 |
| Other liabilities | 537 |
| Total liabilities | 916 |

Shareholder's equity:

| | |
|---|---:|
| Common stock, no par value, 200 shares authorized, 30 shares issued and outstanding | 75 |
| Additional paid-in capital | 33,488 |
| Retained earnings | 30,762 |
| Total shareholder's equity | 64,325 |

| | | |
|---|---|---:|
| Total liabilities and shareholder's equity | $ | 65,241 |

See accompanying notes to financial statements.

1.  **Organization and operations**

    M&T Securities, Inc. ("the Company") is a wholly-owned subsidiary of M&T Bank Corporation ("M&T"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and member of the Financial Industry Regulatory Authority. The Company is also a member of the Securities Investor Protection Corporation.

    The Company, as an institutional broker-dealer, provides institutional brokerage, corporate securities underwriting and advisory services to corporate clients. The Company clears securities transactions on a fully disclosed basis through a third-party clearing broker. Customer accounts are carried by the clearing broker.

    The Company operates in a highly regulated industry and is subject to applicable federal and state securities laws and regulations.

2.  **Significant accounting policies**

    The financial statements of the Company have been prepared in accordance with generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and to disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    A summary of significant accounting policies used in the preparation of the financial statements follows:

    **Statement of Cash Flows**

    For purposes of the Statement of Cash Flows, Cash and cash equivalents consist of cash on deposit with M&T Bank.

2.  **Significant accounting policies, continued**

    **Money market mutual funds, at fair value**

    Money market mutual funds are stated at fair value. These mutual funds predominantly invest in short-term debt obligations issued by the U.S government and corporations. Income earned on money market mutual funds is included in Interest income in the Statement of Income.

    **Furniture and equipment**

    Furniture and equipment are stated at cost less accumulated depreciation and are included in Other assets in the Statement of Financial Condition. Depreciation expense is computed using the straight-line method over the estimated useful lives of the assets, which are generally four to ten years from the time placed in service.

    **Underwriting and advisory fees, and commissions**

    The Company recognizes revenue from contracts with customers when the performance obligations related to the services under the terms of a contract are satisfied. The Company's contracts generally do not contain terms that require significant judgment to determine the amount of revenue to recognize.

    Underwriting and advisory fees are earned by the Company for activities associated with corporate security issuances and advisory fees for mergers and acquisitions referrals. Revenues are recorded when the Company's performance obligations are satisfied in accordance with the underwriting or referral agreement, which is typically at the time the transaction is settled.

    The Company earns commissions from buying or selling securities on behalf of customers and are recorded on a trade date basis. Commission revenues are recognized when the performance obligation is satisfied, which typically is at the time the security transaction is executed.

    **Stock-based compensation**

    Employees of the Company have been granted stock awards, comprised of restricted stock units of M&T under incentive compensation plans of M&T. In addition, a stock purchase plan provides eligible employees of M&T and its subsidiaries the right to purchase shares of M&T common stock at a discount through accumulated payroll deductions. Information regarding the incentive compensation plans of M&T is included in M&T's Annual Report ("Form 10-K") as filed with the SEC.

2. **Significant accounting policies, continued**

The Company recognizes expense for stock-based compensation using the fair value method of accounting. Stock-based compensation expense is included in Salaries and employee benefits in the Statement of Income. As of December 31, 2024, unvested restricted stock units granted to the Company's employees totaled 562 units. The unrecognized compensation expense associated with restricted stock units was $17,000 as of December 31, 2024, which will be recognized over a weighted-average period of approximately one year.

**Income taxes**

The Company is included in the consolidated federal and various combined state and local income tax returns of M&T. Pursuant to an intercompany tax sharing agreement with M&T, the Company remits tax payments to M&T Bank as if it filed a separate return and receives benefits for losses recognized in consolidation. The Company also files separate income tax returns in other state and local jurisdictions.

Deferred tax assets and liabilities are recognized for the future tax effects attributable to differences between the financial statement value of existing assets and liabilities and their respective tax bases and carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates and laws.

**Measurement of credit losses on financial instruments measured at amortized cost basis**

The Company's financial assets measured at amortized cost basis are mainly comprised of a receivable from a clearing organization. Based on then current economic conditions and reasonable and supportable forecasts of future conditions the expected credit losses on financial assets were immaterial to the Company's Statement of Financial Condition at December 31, 2024.

**Reportable segment disclosures**

In November 2023, the Financial Accounting Standards Board issued Accounting Standards Update No. 2023-07: Improvements to Reportable Segment Disclosures. This standard requires increased segment disclosures for reportable segments and requires disclosures for entities with a single operating segment. The Company adopted this standard in 2024. The required disclosures are included in Note 9 to the financial statements.

3. **Fair value measurements**

GAAP permits an entity to choose to measure eligible financial instruments and other items at fair value. The Company has not made any fair value elections at December 31, 2024.

Pursuant to GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level hierarchy exists in GAAP for fair value measurements based upon the inputs to the valuation of an asset or liability.

- Level 1 — Valuation is based on quoted prices in active markets for identical assets and liabilities.
- Level 2 — Valuation is determined from quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar instruments in markets that are not
active or by model-based techniques in which all significant inputs are observable in the market.
- Level 3 — Valuation is derived from model-based and other techniques in which at least one significant input is unobservable and which may be based on the Company's own estimates about the assumptions that market participants would use to value the asset or liability.

Investments in money market mutual funds are actively traded and, therefore, have been classified as Level 1 valuations. The fair value of these securities was $58,800,000 at December 31, 2024.

The Company's other financial instruments, such as cash, receivables from or payables to broker and other third parties and amounts due to/from M&T not measured at fair value in the Statement of Financial Condition are carried at amounts that the Company believes approximate fair value. Those financial instruments are classified as Level 2 because all significant inputs are observable, except for cash which is classified as Level 1.

4. **Pension plans and other postretirement benefits**

The Company participates in M&T Bank's noncontributory defined benefit and defined contribution pension plans covering substantially all full-time employees. Pension benefits accrue to participants based on their level of compensation and number of years of service. M&T Bank makes contributions to its funded qualified defined benefit pension plan as required by government regulation or as deemed appropriate by management after considering factors such as the fair value of plan assets, expected returns on such assets, and the present value of benefit obligations of the plan. The Company recognized a periodic pension benefit in 2024 related to the defined benefit plan of $77,000 in Other expense in the Statement of Income. Expense recorded by the Company in 2024 related to the defined contribution plan was $62,000 and is included in Salaries and employee benefits in the Statement of Income.

The Company also participates in M&T Bank's defined benefit postretirement health care and life insurance plans, which provide benefits for qualified retired employees who reached the age of 55 while working for M&T Bank or its subsidiaries or affiliates. Substantially all salaried employees are eligible to select coverage in the plans. The Company's expense with respect to those postretirement benefits was not material in 2024.

Additionally, the Company participates in M&T Bank's retirement savings plan that is a defined contribution plan in which eligible employees may defer up to 50% of qualified compensation via contributions to the plan. The Company makes an employer matching contribution in an amount equal to 100% of an employee's contribution, up to 5% of the employee's qualified compensation. Employee benefits expense resulting from the Company's contributions to the retirement savings plan totaled $55,000 in 2024.

5.  **Income taxes**

    The components of income taxes were as follows:

    |  |  |  |
    |---|---|---:|
    |  |  | (In thousands) |
    | Current: |  |  |
    | Federal | $ | 2,421 |
    | State and local |  | 1,311 |
    | Total current |  | 3,732 |
    |  |  |  |
    | Deferred: |  |  |
    | Federal |  | 33 |
    | State and local |  | 46 |
    | Total deferred |  | 79 |
    |  |  |  |
    | Total income tax expense | $ | 3,811 |

    Total income taxes differed from the amount computed by applying the statutory federal income tax rate to income before income taxes as follows:

    |  |  |  |
    |---|---|---:|
    |  |  | (In thousands) |
    | Income tax expense at statutory federal income tax rate | $ | 2,732 |
    | State and local income tax expense, net of federal income tax effect |  | 1,072 |
    | Other |  | 7 |
    |  | $ | 3,811 |

    Net deferred tax assets were comprised of the following:

    |  |  |  |
    |---|---|---:|
    |  |  | (In thousands) |
    | Stock based compensation | $ | 265 |
    | Incentive compensation |  | 27 |
    | Severance |  | 16 |
    | Gross deferred tax asset |  | 308 |
    |  |  |  |
    | Depreciation and amortization |  | (18) |
    | Net deferred tax asset | $ | 290 |

    The Company believes that it is more likely than not that the net deferred tax asset will be realized through taxable earnings or alternative tax strategies.

6. **Related party transactions**

**Cash and cash equivalents**

The Company maintains an operating checking account with M&T Bank.

**Occupancy**

The Company also occupies non-banking office space in facilities owned or rented by M&T Bank. Occupancy expenses related to those facilities amounted to $85,000 in 2024.

**Due to/from M&T Bank**

Amounts payable to or receivable from M&T Bank resulting from the transactions noted herein are generally settled on a monthly basis.

**Services provided by the Company**

Revenues associated with brokerage and underwriting services performed by the Company on behalf of affiliates during the year are included in commissions and underwriting and advisory fees revenue in the Statement of Income and totaled $2,955,000 in 2024. Those affiliates included M&T, M&T Bank, Wilmington Funds Management Corporation, Wilmington Trust National Association ("WTNA") and Wilmington Trust Company. Included in revenues were:

- Commissions earned by the Company in 2024 included those for providing administrative services for non-qualified retirement plans, such as rollover individual retirement accounts, and for institutional and wealth customer transactions. Commission revenues associated with institutional and wealth customer transactions were $1,383,000 in 2024.

- Commissions earned by the Company associated with the trade execution of M&T's common stock repurchases totaled $54,000 in 2024.

- Underwriting revenues earned by the Company associated with corporate securities issuances by M&T and M&T Bank aggregated $1,518,000 in 2024.

**Costs of services provided by affiliates**

Costs for data processing, personnel administration, legal and other services performed by affiliates on behalf of the Company totaled $802,000 in 2024. Costs associated with the corporate securities underwriting of M&T and M&T Bank paid to third parties totaled $182,000 in 2024, which are included in Professional and other services on the Statement of Income.

6. **Related party transactions, continued**

**Line of Credit with M&T Bank**

In 2023, the Company renewed its borrowing arrangement with M&T Bank in the amount of a $50,000,000 line of credit agreement to be secured by corporate bonds underwritten by the Company for sale, for which WTNA acted as collateral custodian. The borrowing arrangement bore a variable rate of interest equal to 282 basis points above the greater of either daily simple Secured Overnight Financing Rate or one percent. The line of credit was not utilized during 2024. The Company remitted fees related to the line of credit of $47,000 in 2024 which was recorded as other expense in the Statement of Income. In August 2024, the line of credit agreement with M&T Bank matured and a subsequent borrowing arrangement was not entered into by the Company.

7. **Net capital requirements**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The Company's net capital calculated in accordance with SEC Rule 15c3-1 (see Schedule I) was $61,212,000 at December 31, 2024, which was $60,962,000 in excess of the minimum required net capital. The Company's ratio of aggregate indebtedness to net capital was .01 to 1.5 at December 31, 2024.

8. **Contingent liabilities**

In the normal course of business, the Company executes transactions on behalf of customers. If such transactions do not settle because of failure to perform by a party to the transaction the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amount of the transaction. The Company has not incurred any material losses as a result of this type of nonperformance.

The Company clears certain of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. The Company has not incurred any material losses as a result of these guarantees.

8. **Contingent liabilities, continued**

The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker with which it conducts business.

The Company is subject, in the normal course of business, to various pending and threatened legal proceedings in which claims for monetary damages are asserted. Management, after consultation with legal counsel, does not anticipate that the aggregate ultimate liability, if any, arising out of litigation pending and threatened against the Company will be material to the Company's financial position, but at the present time is not in a position to determine whether such litigation will have a material adverse effect on the Company's results of operations in any future reporting period.

9. **Segment information**

The Company's operations constitute a single reportable segment. The chief operating decision maker, which the Company has identified as its Financial and Operations Principal, reviews net income and excess net capital for the business as a whole when making decisions about the business's performance and capital allocation. Excess net capital is not a measure of profit and loss. The accounting policies used to measure profit and loss of the reportable segment are the same as those described in the summary of significant accounting polices in Note 2 to the financial statements.

**M&T SECURITIES, INC.**
**Computation of Net Capital Under Rule 15c3-1 of the**
**Securities and Exchange Commission**
**December 31, 2024**
(In thousands)

**Net capital**

| | | |
|---|---|---|
| Shareholder's equity | $ | 64,325 |
| | | |
| Adjustment for non-allowable assets: | | |
| Deferred income taxes | | 290 |
| Receivables from non-customers | | 1,615 |
| Other | | 32 |
| | | |
| Net capital before haircut on securities positions | | 62,388 |
| | | |
| Haircut on securities positions | | 1,176 |
| | | |
| Net capital | | 61,212 |
| | | |
| Required net capital | | 250 |
| | | |
| Excess net capital | $ | 60,962 |

There is no difference in the amount of net capital presented above and the amount reported by the Company in Part II of Form X-17A-5 as of December 31, 2024.

# M&T SECURITIES, INC.
## Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
### December 31, 2024

The Company claims exemption under Rule 15c3-3 of the Securities and Exchange Commission. The Company is in compliance with the conditions of exemption under paragraph (k)(2)(ii) of Rule 15c3-3 dealing with introducing brokers.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) receiving transaction-based compensation for referring securities transactions to other broker-dealers; and (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a)); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).